SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SRI/Surgical Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464W104 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP NO. 78464W104	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James T. Boosales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

24,500
6 SHARED VOTING POWER

776,000
7 SOLE DISPOSITIVE POWER

24,500
8 SHARED DISPOSITIVE POWER

776,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.4%
12	TYPE OF REPORTING PERSON

IN

CUSIP NO. 78464W104	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Bonny Boosales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

776,000
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

776,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.0%
12	TYPE OF REPORTING PERSON

IN

CUSIP NO. 78464W104	Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Boosales Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

776,000
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

776,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12.0%
12	TYPE OF REPORTING PERSON

PN

Item 1.	(a)	Name of Issuer:

SRI/Surgical Express, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

12425 Racetrack Road Tampa, FL 33626

Item 2.	(a)	Name of Person Filing:

(1) James T. Boosales (2) Bonny Boosales (3) Boosales Family Limited Partnership

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

(1) 2145 Glenbrook Close Palm Harbor, Florida 34683 (2) 2145 Glenbrook Close Palm Harbor, Florida 34683 (3) 2145 Glenbrook Close Palm Harbor, Florida 34683

Item 2.	(c)	Citizenship:

(1) United States of America (2) United States of America (3) Colorado

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	Cusip Number:

78464W104

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned (describe):

(1) 800,500*

(2) 776,000**

(3) 776,000

*       This amount includes (i) 12,500 shares of Common Stock directly owned by Mr. Boosales and (ii) 776,000 shares of Common Stock owned by the Boosales Family Limited Partnership, a Colorado limited partnership, of which James T. Boosales and Bonny Boosales, as tenants by the entireties, act as the general partner. This amount also includes 12,000 shares of Common Stock issuable on exercise of stock options held by Mr. Boosales that are currently exercisable.

**     This amount includes 776,000 shares of Common Stock owned by the Boosales Family Limited Partnership, a Colorado limited partnership, of which James T. Boosales and Bonny Boosales, as tenants by the entireties, act as the general partner.

(b) Percent of Class:

(1) 12.4%

(2) 12.0%

(3) 12.0%

(c) Number of shares as to which such person has:

(1):

(i)     sole power to vote or to direct the vote:

24,500

(ii)    shared power to vote or to direct the vote:

776,000

(iii)  sole power to dispose or to direct the disposition of:

24,500

(iv)   shared power to dispose or to direct the disposition of:

776,000

(2):

(i)     sole power to vote or to direct the vote:

0

(ii)    shared power to vote or to direct the vote:

776,000

(iii)  sole power to dispose or to direct the disposition of:

0

(iv)   shared power to dispose or to direct the disposition of:

776,000

(3):

(i)     sole power to vote or to direct the vote:

0

(ii)    shared power to vote or to direct the vote:

776,000

(iii)  sole power to dispose or to direct the disposition of:

0

(iv)   shared power to dispose or to direct the disposition of:

776,000

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit:

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

/s/ James T. Boosales
JAMES T. BOOSALES

/s/ Bonny Boosales
BONNY BOOSALES

BOOSALES FAMILY LIMITED PARTNERSHIP

By:	James T. Boosales and Bonny Boosales, as tenants by the entireties, its general partner

/s/ James T. Boosales
JAMES T. BOOSALES

/s/ Bonny Boosales
BONNY BOOSALES

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: February 13, 2007

/s/ James T. Boosales
JAMES T. BOOSALES

/s/ Bonny Boosales
BONNY BOOSALES

BOOSALES FAMILY LIMITED PARTNERSHIP

By:	James T. Boosales and Bonny Boosales, as tenants by the entireties, its general partner

/s/ James T. Boosales
JAMES T. BOOSALES

/s/ Bonny Boosales
BONNY BOOSALES